**UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, DC 20549**

FORM 6-K

**REPORT OF FOREIGN PRIVATE ISSUER
PURSUANT TO RULE 13a-16 OR 15d-16 OF
THE SECURITIES EXCHANGE ACT OF 1934**

Report on Form 6-K dated July 31, 2009

Commission File Number 1-14846

AngloGold Ashanti Limited
(Translation of registrant's name into English)

76 Jeppe Street
Newtown, 2001
(P.O. Box 62117, Marshalltown, 2107)
South Africa
(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F X   Form 40-F

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):

Yes __   **No X**

Note: Regulation S-T Rule 101(b)(1) only permits the submission in paper of a Form 6-K if submitted solely to provide an attached annual report to security holders.

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):

Yes __   **No X**

Note: Regulation S-T Rule 101(b)(7) only permits the submission in paper of a Form 6-K if submitted to furnish a report or other document that the registrant foreign private issuer must furnish and make public under the laws of the jurisdiction in which the registrant is incorporated, domiciled or legally organised (the registrant's "home country"), or under the rules of the home country exchange on which the registrant's securities are traded, as long as the report or other document is not a press release, is not required to be and has not been distributed to the registrant's security holders, and, if discussing a material event, has already been the subject of a Form 6-K submission or other Commission filing on EDGAR.

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes __   **No X**

Enclosure: Press release   ANGLOGOLD ASHANTI POSTS RECORD 2ND-QUARTER EARNINGS
ON HIGHER PRODUCTION, GOLD PRICE



AngloGold Ashanti Limited \ (Incorporated in the Republic of South Africa)
(Reg. No.1944/017354/06) \ ISIN Number: ZAE000043485 \ NYSE symbol: AU \ JSE share code: ANG

Corporate Affairs Department: \ 3rd Floor \ 76 Jeppe Street \ Johannesburg \ 2001 \ South Africa
Tel +27 (0)11 637 6317 \ Fax +27 (0)11 637 6399/6400 \ www.AngloGoldAshanti.com

news release

July 31, 2009

ANGLOGOLD ASHANTI POSTS RECORD 2ND-QUARTER EARNINGS ON HIGHER PRODUCTION, GOLD PRICE

AngloGold Ashanti Limited reported an 11% increase in second quarter adjusted headline earnings to a record, after improved performance from its Tanzanian and Ghanaian regions helped boost production.

Adjusted headline earnings increased to $167m, or US47 cents a share in the three months to 30 June, compared with $150m, or US42 cents, in the previous quarter.

"We saw a strong operating performance across most of the operations and a nice sweetener from our received gold price," Chief Executive Officer Mark Cutifani said. "We're seeing the results of our interventions in the continued improvements at Obuasi and the early signs of a recovery at Geita are also very encouraging for us."

AngloGold Ashanti's production during the period rose to 1.127Moz at a total cash cost of $472/oz, from 1.103Moz at $445/oz in the prior quarter. Higher production and lower costs were realised in South America and in Africa, outside of South Africa.

The company has appointed new management this year to oversee its operations in Ghana and Tanzania, part of its strategy to ensure appropriate skills at each level in the organization. Obuasi reported a 10% rise in production to 101,000 ounces and a 16% drop in cash costs to $589/oz, while Geita posted a 43% increase in production to 63,000 ounces and a 14% decline in costs.

The company's West Wits operations in South Africa raised production by 7%, despite the large number of public holidays around Easter and the general election. The Vaal River operations, however, reported a 15% decline in output and a commensurate increase in costs, largely due to safety-related stoppages.

Eight of our colleagues tragically lost their lives across the company's operations during the quarter. This safety performance is a matter for concern and AngloGold Ashanti's management has intensified its efforts to improve overall safety across its operations. Interventions have been made with teams that have had the highest accident rates to effect rapid improvements. A broader strategy to better the organisation's safety performance will be implemented in the first quarter of 2010. It is important to note that AngloGold Ashanti's lost time injury frequency rate, a broad measure of overall safety performance, declined 19% during the quarter to its lowest level ever. There have been no fatalities since June 2.

The safety stoppages, combined with mill repairs in the first quarter at Geita and lower-than-anticipated recoveries from the Cripple Creek & Victor in the U.S., have necessitated the adjustment of full-year guidance to 4.7Moz – 4.8Moz from the original target of 4.9Moz – 5.0Moz. For the third quarter, production is estimated at 1.2 million ounces at a total cash cost of approximately US$530 per ounce, assuming an average rand exchange rate of R8.10 to the US dollar for the quarter.

The average price received during the quarter increased by 5% to $897/oz, achieving a 3% discount to the spot price.

Following the successful issue of a five-year convertible bond and receipt of the first tranche of the proceeds from the sale of its Boddington stake, the company used $797m of its internal cash reserves to restructure its hedge book during July.

"We've worked hard to strengthen our balance sheet and that gave us the flexibility to skin the hedge book by getting it well below one year's production," Cutifani said. "The market fundamentals are extremely robust for gold, which supported our decision move aggressively sooner rather than later."

The restructuring affected about 1.4 million ounces, reducing the overall hedge commitment at 25 July to 4.47 million ounces, less than one year's production. The committed ounces are expected to decline further, to 4.1 million ounces by the end of 2009, a year ahead of target.

The company now expects to achieve a 7% discount to spot gold prices at $950/oz gold price, with the hedge book reducing by approximately 800,000oz a year, until it winds up at the end of 2014.

ENDS

Contacts

	Tel:	Mobile:	E-mail:
Alan Fine (Media)	+27 (0) 11 637 6383	+ 27 (0) 83 325 0757	afine@anglogoldAshanti.com
Joanne Jones (Media)	+27 (0) 11 637 6813	+27 (0) 82 896 0306	jjones@AngloGoldAshanti.com
Sicelo Ntuli (Investors)	+27 (0) 11 637-6339	+27 (0) 71 608 0991	sntuli@anglogoldashanti.com
Stewart Bailey (Investors)	+1 212 836 4303	+1 646 338 4337	sbailey@anglogoldashanti.com

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

AngloGold Ashanti Limited

Date: July 31, 2009

By: /s/ L Eatwell_____
Name: L EATWELL
Title: Company Secretary

_____
*Print the name and title under the signature of the signing officer.

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